SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Baidu.com, Inc.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G07034104 (CUSIP Number)

August 10, 2005 (Initial Public Offering)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robin Yanhong Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                5,523,333[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 5,490,000 ordinary shares.

  6    SHARED VOTING POWER

                See item 5.

  7    SOLE DISPOSITIVE POWER

                5,523,333[2] ordinary shares. Handsome Reward Limited may also be deemed to have sole dispositive power with respect to 5,490,000 ordinary shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,523,333[3] ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.09%[4]
12	TYPE OF REPORTING PERSON* IN

[1]	Includes (i) 8,333 Class A Ordinary Shares; (ii) 25,000 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of this Schedule 13G; and (iii) 5,490,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
[2]	See footnote 1 above.
[3]	Includes collectively those Class A Ordinary Shares and Class B Ordinary Shares described in footnote 1 above.
[4]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Handsome Reward Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                5,490,000[5] ordinary shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

                See item 5.

  7    SOLE DISPOSITIVE POWER

                 5,490,000[6] ordinary shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,490,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.99%[7]
12	TYPE OF REPORTING PERSON* CO

[5]	Includes 5,490,000 Class B Ordinary Shares.
[6]	See footnote 5 above.
[7]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Melissa Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,676,667[8] ordinary shares. 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,676,667[9] ordinary shares. 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,667 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.19%[10]
12	TYPE OF REPORTING PERSON* IN

[8]	Includes 1,676,667 Class B Ordinary Shares.
[9]	See footnote 8 above.
[10]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

ITEM 1	(a).	NAME OF ISSUER:

Baidu.com, Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Robin Yanhong Li Handsome Reward Limited Melissa Ma

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Robin Yanhong Li Baidu.com, Inc. 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

Handsome Reward Limited c/o Robin Yanhong Li Baidu.com, Inc. 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

Melissa Ma Baidu.com, Inc. 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Robin Yanhong Li - PRC Handsome Reward Limited – British Virgin Islands Melissa Ma – U.S.A.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G07034104

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of February 14, 2006:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robin Yanhong Li	5,523,333	17.09%	5,523,333	5,490,000	5,523,333	5,490,000
Handsome Reward Limited	5,490,000	16.99%	5,490,000	5,490,000	5,490,000	5,490,000
Melissa Ma	1,676,667	5.19%	1,676,667	0	1,676,667	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Handsome Reward Limited, a British Virgin Islands company, is the record owner of 5,490,000 Class B Ordinary Shares. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.

Robin Yanhong Li is the record owner of 8,333 Class A Ordinary Shares and has right to acquire 25,000 Class A Ordinary Shares upon exercise of options within 60 days after the date of this Schedule 13G. Melissa Ma is the record owner of 1,676,667 Class B Ordinary Shares. Robin Yanhong Li and Melissa Ma are husband and wife, and may be deemed to share beneficial ownership of the shares held by each other. Robin Yanhong Li and Melissa Ma both expressly disclaim such beneficial ownership of the shares beneficially owned by each other.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

Robin Yanhong Li	/s/ Robin Yanhong Li
Robin Yanhong Li

Handsome Reward Limited	By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

Melissa Ma	/s/ Melissa Ma
Melissa Ma

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement